EX-99.B-77D(g)

                         UNITED NEW CONCEPTS FUND, INC.

SUB-ITEM 77D(g)     Any other investment policy set forth in the
                    registrant's charter, by-laws or prospectus

                    Prior to July 1, 1999 the Fund sought to achieve its goal of growth of capital by investing in companies in the early stages of development or smaller companies positioned in new and emerging industries where the opportunity for rapid growth was above average. Since July 1, 1999, the Fund has sought to achieve this goal by investing primarily in securities of issuers whose market capitalizations are within the range of market capitalizations of the companies comprising the S&P MidCap 400 Index.